

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



02016311

NO ACT
P.E 1-24-02
1-03215

January 25, 2002

Act 1934
Section
Rule 14A-8
Public Availability 1/25/2002

Michael H. Ullmann
Secretary
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933-0026

Re: Johnson & Johnson

Dear Mr. Ullmann:

This is in regard to your letter dated January 24, 2002 concerning the shareholder proposal submitted by Laborers' District Council of Western Pennsylvania Pension Fund for inclusion in Johnson & Johnson's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Johnson & Johnson therefore withdraws its December 20, 2001 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Keir Devon Gumbs
Special Counsel

cc: Dennis Sarnowski
Administrator
Laborers' District Council of Western Pennsylvania Pension Fund
1109 Fifth Avenue
Pittsburgh, PA 15219-6203

Johnson & Johnson

MICHAEL H. ULLMANN
SECRETARY

ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NJ 08933-0026
(732) 524-2455
FAX: (732) 524-2185


SEC MAIL
RECEIVED
JAN 25 2002
384

January 24, 2002

VIA FEDERAL EXPRESS

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

RE: JOHNSON & JOHNSON SHAREOWNER PROPOSAL ON "ROLE OF THE BOARD IN STRATEGIC PLAN" (Securities Exchange Act of 1934 – Rule 14a-8)

Dear Ladies and Gentlemen:

Reference is made to the letter dated December 20, 2001 submitted by Johnson & Johnson in connection with a shareowner proposal received from The Laborers' District Council of Western Pennsylvania Pension Fund.

As indicated on the attached letter, the shareowner proponent has withdrawn the proposal.

Accordingly, we are withdrawing our no-action letter request.

Sincerely,

Michael H. Ullmann

Lap/attachment
CC: Ms. Linda Priscilla
Mr. Dennis Sarnowski

Pharmpric.doc


Laborers
COMBINED
FUNDS
LABORERS' DISTRICT COUNCIL OF WESTERN PENNSYLVANIA

Laborers COMBINED FUNDS OF WESTERN PENNSYLVANIA

Serving the Laborers' District Council of Western Pennsylvania Pension Fund, Welfare Fund and other affiliated Funds

1109 FIFTH AVENUE • PITTSBURGH, PENNSYLVANIA 15219-6203
PHONE: 1-412-263-0900

Sent Via Fax: 732/524-2185

January 24, 2002

Michael H. Ullmann
Secretary
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

Re: Shareholder Proposal

Dear Mr. Ullmann:

On behalf of the Laborers' District Council of Western Pennsylvania Pension Fund, and pursuant to your meeting and discussions with our advisor Linda Priscilla, I hereby withdraw the shareholder proposal submitted for inclusion in the Johnson & Johnson 2002 proxy statement.

Sincerely,

LABORERS' DISTRICT COUNCIL OF
WESTERN PENNSYLVANIA PENSION FUND



Dennis Sarnowski, Administrator

DS/bas
Cc: Linda Priscilla

JOHNSON & JOHNSON
ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, N.J. 08933-0026
TELEPHONE (732) 524-2455

December 20, 2001

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Johnson & Johnson Shareowner Proposal on "Role of the Board in Strategic Plan"
(Securities Exchange Act of 1934 – Rule 14a-8)

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of Johnson & Johnson ("J&J" or the "Company"), to omit from its proxy statement and form of proxy for J&J's 2002 Annual Meeting of Shareowners (collectively, the "2002 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof (the "Supporting Statement") received from the Laborers' District Council of Western Pennsylvania Pension Fund ("LDC"). The Proposal requests that J&J's Board of Directors (the "Board") "prepare a description of the Board's role in the development and monitoring of the Company's long-term strategic plan" (the "Strategic Plan Description"). The Proposal requests further that the disclosure should include:

> (1) A description of the Company's corporate strategy development process, including timelines; (2) an outline of the specific tasks performed by the Board in the strategy development and the compliance monitoring processes; and (3) a description of the mechanisms in place to ensure director access to pertinent information for informed director participation in the strategy development and monitoring processes.

Finally, the Proposal requests that the disclosure "should be disseminated to shareowners through appropriate means, whether it be posted on the Company's website or sent via a written communication to shareowners." The letter from LDC dated October 29, 2001, along with the Proposal and Supporting Statement are attached hereto as Attachment A.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and the Attachment. Also in accordance with Rule 14a-8(j), a copy of this letter and the Attachment is being mailed on this date to LDC, informing it of J&J's intention to omit the Proposal and the Supporting Statement from the 2002 Proxy Materials. J&J intends to begin distribution of its definitive 2002 Proxy Materials on or about March 11, 2002. Accordingly, pursuant to Rule

14a-8(j), this letter is being submitted not less than 80 days before J&J files its definitive materials and form of proxy with the Securities and Exchange Commission (the "Commission").

We hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our opinion that the Proposal and the Supporting Statement may be excluded from J&J's 2002 Proxy Materials on the following bases, as more fully discussed below:

(1) Rule 14a-8(i)(7), because significant elements of the Proposal and the Supporting Statement relate to the Company's ordinary business operations; and

(2) Rule 14a-8(i)(3) and Rule 14a-8(i)(6), because the Proposal and Supporting Statement are impermissibly vague and misleading in violation of the proxy rules.

In the alternative, if the Staff does not concur that the Proposal may be excluded on the foregoing bases, we believe that the Proposal would have to be revised before it could be included in the Company's 2002 Proxy Materials, also pursuant to Rule 14a-8(i)(3).

I. Bases For Exclusion

The Proposal And Supporting Statement May be Excluded Under Rule 14a-8(i)(7), Because Significant Elements Of the Proposal And The Supporting Statement Relate To The Company's Ordinary Business Operations.

The Proposal and Supporting Statement may be excluded in their entirety under Rule 14a-8(i)(7) because they relate to the Company's ordinary business operations. The Staff has consistently found that proposals addressing general corporate goals and proposals addressing shareholder communications come within the scope of ordinary business operations.

The Proposal And Supporting Statement May Be Excluded Under Rule 14a-8(i)(3) And Rule 14a-8(i)(6) Because They Are Impermissibly Vague And Indefinite.

The Proposal and Supporting Statement are excludable under Rule 14a-8(i)(3) because they are impermissibly vague and indefinite, and therefore misleading, as a result of which they are also excludable under Rule 14a-8(i)(6) as beyond J&J's ability to effectuate.

The Proposal Must Be Revised Under Rule 14a-8(i)(3), Because The Proposal And Supporting Statement Are Vague, False And Misleading In Violation Of Rule 14a-9.

If the Staff does not concur that the Proposal should be excluded in its entirety on the foregoing bases, we respectfully request that the Staff recommend exclusion and/or revision of the vague, false and misleading statements.

II. The Proposal And The Supporting Statement Deal With Matters Relating To The Company's Ordinary Business Operations.

The Proposal and Supporting Statement may properly be omitted pursuant to Rule 14a-

8(i)(7), which permits the omission of shareholder proposals dealing with matters relating to the Company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The 1998 Release contemplated that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareholder proposals. Importantly, the 1998 Release specifically stated that "[r]eversal of the [Cracker Barrel] position does not affect the Division's analysis of any other category of proposals under the exclusion, *such as proposals on general business operations*." (emphasis added). Pursuant to the amended rules, the Staff will determine excludability under the "ordinary business" standard on a case-by-case basis, taking into account such factors as the nature of the proposal and the circumstances of the company to which it is directed.

In construing Rule 14a-8(i)(7), the Commission has indicated that where, as here, a proposal would require the preparation of a special report or description on a particular aspect of a registrant's business, the Staff will consider whether the subject matter of the report or description relates to the conduct of ordinary business operations. Where it does, the proposal, even though it requires only the preparation of a report or description and not the taking of any action with respect to such business operations, will be excludable. *See* Release No. 34-20091 (August 16, 1983). For the reasons discussed below, we believe the subject matter of the Strategic Plan Description requested by the Proposal is a matter of ordinary business, and accordingly, should be excluded under Rule 14a-8(i)(7).

A. Reports To Shareholders On Business Practices Are Matters Of Ordinary Business Operations.

The Staff has held that proposals requesting descriptions or reports to shareholders of a company's business operations or the conduct of its management may be omitted under Rule 14a-8(i)(7) as relating to ordinary business. In *Westinghouse Electric Corporation* (avail. January 27, 1993), a shareholder proposal requested that the company issue to shareholders a comprehensive and detailed report of the business practices and operations of the company for a six-year period. The Staff agreed that the proposal could be excluded from the company's proxy statement under Rule 14a-8(i)(7), since "it deals with a matter relating to the conduct of the ordinary business operations of the Company (i.e., business practices and operations)." Similarly, the Proposal asks for details regarding the "role" and "tasks" of the Board and a description of J&J's "corporate strategy development process." It requests information that involves the conduct of the Company's ordinary business, (i.e., the operations of the company and the dissemination of information to the Board of Directors) and is therefore excludable under Rule 14a-8(i)(7).

B. General Corporate Goals Are Matters Of Ordinary Business Operations.

The Commission has stated that proposals on general business operations are excludable under 14a-8(i)(7). See the 1998 Release, at part III, text following note 42. The Commission noted that the general underlying policy of this exclusion "is consistent with the policy of most state corporate laws." The Commission's statements reaffirm past positions where the Staff has concurred that setting corporate objectives and monitoring their implementation is a matter of ordinary business. In *Mobil Corporation* (avail. Feb. 13, 1989), the staff concurred that a proposal requesting formation of a stockholder committee to review corporate objectives and their implementation was excludable "since it appears to deal with . . . questions of corporate objectives and goals." *See also Union Pacific Corporation* (avail. Dec. 16, 1996) (proposal requesting a report on development and adaptation of new technology to the company's operations excludable as relating to ordinary business operations).

The Proposal clearly falls within the formulation of Company policy and the oversight of the operations of the Company and is excludable as dealing with ordinary business operations according to the foregoing precedent. Further, the Proposal falls within state corporate law as relating to the Company's ordinary business. Under Section 14A:6-1 of the New Jersey Business Corporation Act, which is applicable to J&J, "The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of its board..." The Supporting Statement itself acknowledges that the underlying topic of the requested report relates to the fundamental, day-to-day role of J&J's management and Board: "While senior management of our Company is primarily responsible for development of the Company's strategic plans, in today's fast-changing environment it is more important than ever that the Board engage actively and continuously in strategic planning and the on-going assessment of business opportunities and risks." As such, the Proposal is excludable under Rule 14a-8(i)(7).

C. Efforts To Promote Communication Between Management And Shareholders Are Matters Of Ordinary Business Operations.

Where a report or description requested by a shareholder proposal has no particular subject, but instead is an effort to promote communication, the proposal is excludable under Rule 14a-8(i)(7). The Staff has consistently held that shareholder proposals relating primarily to the nature of communications between a company and its shareholders may be excluded as relating to ordinary business. In *Santa Fe Southern Pacific Corporation* (avail. Jan. 14, 1988), the Staff concurred that a proposal requesting the company to present information in company reports in a manner designed to promote "clear understanding of all such reports" could be excluded because it related to the "technical preparation of company reports." *See also, Arizona Public Service Company* (avail. Feb. 22, 1985) (permitting exclusion of a proposal requesting voluntary disclosure regarding the company's operating expenses for advertising, research and development and outside professional and consulting services).

The Proposal requires a description of the Board's role in the development and monitoring of the Company's long-term strategic plan. The Supporting Statement indicates that the main objective of the Proposal is not to address any particular aspect of the Company's business operations, but rather is to promote communication between the Company's management and its shareholders: "[S]hareholder disclosure on the Board's role in strategy development would provide shareholders information with which to better assess the performance of the Board in formulating corporate strategy." Since the objective of the Proposal is to promote expanded communication between the Company and its shareholders, it is excludable as relating to the Company's ordinary business under Rule 14a-8(i)(7).

D. Descriptions Of Corporate Strategy Are Matters Of Ordinary Business Operations.

The Proposal requests preparation of "a description of the Board's role in the . . . Company's long term strategic plan." The Supporting Statement states that such disclosure "would provide shareholders information with which to better assess the performance of the Board in formulating corporate strategy." The Supporting Statement also notes that the disclosure to shareholders would "help to promote 'best practices' in the area of meaningful board of director involvement in strategy development." The Staff has consistently held that the determination and implementation of a company's investment strategies, are matters relating to the ordinary course of business and are therefore excludable under [Rule] 14a-8(i)(7). *See Bel Fuse Inc.* (avail. April 24, 1991). Accordingly, since this Proposal relates to the Company's business strategy, it is excludable as ordinary business under Rule 14a-8(i)(7).

III. The Proposal And Supporting Statement May Be Excluded Under Rule 14a-8(i)(3) And Rule 14a-8(i)(6) Because The Proposal Is Impermissibly Vague And Indefinite.

The Proposal and Supporting Statement are properly excludable because the Proposal is impermissibly vague and indefinite, rendering it false and misleading pursuant to Rule 14a-8(i)(3). A shareholder proposal or supporting statement may be omitted under Rule 14a-8(i)(3) where it is "contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Proposal and Supporting Statement are also excludable under Rule 14a-8(i)(6) because the Proposal's vagueness renders it beyond the Company's ability to effectuate. A proposal is sufficiently vague and indefinite to justify its exclusion under Rule 14a-8(i)(6) where "neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Co.* (avail. Jul. 30, 1992). *See also Bristol-Myers Squibb Co.* (avail. Feb. 1, 1999).

A. No Specificity Regarding The Meaning Of The Corporate Development Process.

The Proposal is vague and indefinite in violation of Rule 14a-8(i)(3) because a stockowner voting on the Proposal would not be able to determine with any reasonable certainty what is being voted on. The Staff has held that proposals are excludable where they request an action that is so broad and generic that it gives no indication as to on what the shareholders are voting. For example, in *The Travelers Corporation* (avail. Dec. 11, 1980), a shareholder requested the company to create a stockholders audit committee "to review and make recommendations to the Independent Auditors any [sic] and all phases of their audit pertaining to the welfare of the stockholders." The Staff concurred that the proposal could be excluded as vague and indefinite under Rule 14a-8(c)(3), because, among other things, the proposal was so vague that shareholders could not reasonably determine what they were being asked to vote on. Similarly, in this case, the Proposal is vague and indefinite in its application because it does not specify or clearly define the information to be included in the requested Strategic Plan Description. The Proposal requests disclosure of information which is couched in phrases like "long-term strategic plan," "corporate strategy development process, including timelines" and "strategy development and the compliance monitoring processes." It is not clear to the shareholders what information the proponent is asking the Company to disclose. The Proposal is so vague that that the Company's shareowners would be unable to determine what they are being asked to vote on. As a result the Proposal should be excluded under Rule 14a-8(c)(3).

B. J&J Is Unable To Determine What Action Is Requested.

The Proposal may also be omitted pursuant to Rule 14a-8(i)(6) because it is so vague that J&J "would lack the power or authority to implement" it. A company "lack[s] the power or authority to implement" a proposal where the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *International Business Machines Corp.* (avail. Jan. 14, 1992). The Proposal asks "the Board [to] prepare a description of the Board's role in the development and monitoring of the Company's long-term strategic plan." However, the requested information is not ascertainable because the Company does not have a formal "long-term strategic plan." J&J is a holding company with 190 operating companies located throughout the world. Each of these operating companies is responsible for its own strategic plan. In addition, the requested information on the Board's role in the development and monitoring of the strategic plan is not ascertainable because there is no formal strategic plan process at the Board level. Instead, on an on-going basis throughout the year, at meetings of the Board and Committees of the Board, management of the Company and Board members discuss developments and strategic directions in the many businesses of the Company. The process is an interactive on-going dialogue, not a formal presentation to or formal vote of approval by the Board. In contrast to what the Proposal and Supporting Statement seem to contemplate, the Company does not have a formal "long-term strategic plan" or a formal strategic planning process for the Board. Due to the vagueness of the Proposal as it applies to the specific situation of J&J, the Company could not determine the information it is being asked to disclose. Accordingly, the Company is unable to determine what action should be taken under the Proposal and it therefore is beyond J&J's power to implement. As a result, the Proposal is excludable under Rule 14a-8(i)(6).

IV. The Proposal Must Be Revised Under Rule 14a-8(i)(3) Because The Proposal And Supporting Statement Are Vague, False and Misleading In Violation Of Rule 14a-9.

Alternatively, if the Proposal cannot be excluded for the foregoing reasons, the language of the Proposal should be revised under Rule 14a-8(i)(3) for the reasons discussed below.

The Supporting Statement presents the proponent's opinion as though it were factual when it states that "shareholder disclosure on the Board's role in strategy development would provide shareholders information with which to better assess the performance of the Board in formulating corporate strategy." There is no basis provided that the proposed type of "shareholder disclosure" would help shareholders "better assess the performance of the Board in formulating corporate strategy." Accordingly, this statement should either be omitted or the proponent should identify the statement as a matter of opinion.

In addition, the contention that the Proposal's suggested disclosure "would help to promote 'best practices' in the area of meaningful board of director involvement in strategy development" is unsupported opinion. The Supporting Statement does not substantiate this statement in any way by supporting how it "would help," in this regard yet offers the statement as uncontested fact. This statement, then, should either be omitted or the proponent should identify the statement as a matter of opinion.

Conclusion

For the foregoing reasons, we respectfully request that the Staff concur in our opinion that the Proposal and Supporting Statement may be properly excluded from J&J's 2002 Proxy Materials.

If you have any questions relating to this request or if you require any additional information, please feel free to give me a call at Johnson & Johnson at (732) 524-2464. In the event that the Staff disagrees with the conclusions expressed herein, or requires any information in support or explanation of the Company's position, we would appreciate an opportunity to confer with the Staff before issuance of its response.

We request that you acknowledge receipt of this letter and the enclosures by stamping and returning the enclosed additional copy of the cover page of this letter using the enclosed self-addressed envelope.

Thank you for your prompt attention to this matter.

Sincerely,



Michael H. Ullmann
Corporate Secretary &
Assistant General Counsel

cc:

Ms. Linda Priscilla
Laborers' International Union of North America Corporate Governance Project

Mr. Dennis Sarnowski
Laborers' District Council of Western Pennsylvania Pension Fund

Amy L. Goodman, Esq.
Gibson Dunn & Crutcher, LLP

Attachment


COUNCIL OF WESTERN PENNSYLVANIA
Laborers
COMBINED
FUNDS
LABORERS' DISTRICT

Laborers COMBINED FUNDS OF WESTERN PENNSYLVANIA

Serving the Laborers' District Council of Western Pennsylvania
Pension Fund, Welfare Fund and other affiliated Funds

1109 FIFTH AVENUE • PITTSBURGH, PENNSYLVANIA 15219-6203
PHONE: 1-412-263-0900

Sent Via Fax: 732/524-2185

October 29, 2001

Michael H. Ullmann
Secretary
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

Re: Shareholder Proposal

Dear Mr. Ullmann:

On behalf of the Laborers' District Council of Western Pennsylvania Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Johnson & Johnson ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 30,000 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Fund, like many other Building Trades' pension funds, is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Linda Priscilla at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. Linda Priscilla, Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

LABORERS' DISTRICT COUNCIL OF WESTERN PENNSYLVANIA PENSION FUND

Dennis Sarnowski

Dennis Sarnowski, Administrator

CC: Howard Grossinger, Esquire
Executive Committee
Linda Priscilla

Enclosure

Resolved, that the shareowners of Johnson & Johnson ("Company") hereby urge that the Board of Directors prepare a description of the Board's role in the development and monitoring of the Company's long-term strategic plan. Specifically, the disclosure should include the following: (1) A description of the Company's corporate strategy development process, including timelines; (2) an outline of the specific tasks performed by the Board in the strategy development and the compliance monitoring processes, and (3) a description of the mechanisms in place to ensure director access to pertinent information for informed director participation in the strategy development and monitoring processes. This disclosure of the Board's role in the strategy development process should be disseminated to shareowners through appropriate means, whether it be posted on the Company's website or sent via a written communication to shareowners.

Statement of Support: The development of a well-conceived corporate strategy is critical to the long-term success of a corporation. While senior management of our Company is primarily responsible for development of the Company's strategic plans, in today's fast-changing environment it is more important than ever that the Board engage actively and continuously in strategic planning and the ongoing assessment of business opportunities and risks. It is vitally important that the individual members of the Board, and the Board as an entity, participate directly and meaningfully in the development and continued assessment of our Company's strategic plan.

A recent report by PricewaterhouseCoopers entitled "Corporate Governance and the Board – What Works Best" examined the issue of director involvement in corporate strategy development. The Corporate Governance Report found that chief executives consistently rank strategy as one of their top issues, while a poll of directors showed that Board contributions to the strategic planning process are lacking. It states: "Indeed, it is the area most needing improvement. Effective Boards play a critical role in the development process, by both ensuring a sound strategic planning process and scrutinizing the plan itself with the rigor required to determine whether it deserves endorsement."

The Company's proxy statement, and corporate proxy statements generally, provides biographical and professional background information on each director, indicates his or her compensation, term of office, and Board committee responsibilities. While this information is helpful in assessing the general capabilities of individual directors, it provides shareholders no insight into how the directors, individually and as a team, participate in the critically important task of developing the Company's operating strategy. And while there is no one best process for Board involvement in the strategy development and monitoring processes, shareholder disclosure on the Board's role in strategy development would provide shareholders information with which to better assess the performance of the Board in formulating corporate strategy. Further, it would help to promote "best practices" in the area of meaningful board of director involvement in strategy development.

We urge your support for this important corporate governance reform.